COST OF LIVING INCREASE RIDER

This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. We will periodically give You the opportunity to increase Your Total Face Amount based on increases in the Consumer Price Index for All Urban Consumers, subject to the provisions of this rider. No evidence of insurability is required. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages. There is no charge for this rider.

LIMITATIONS AND CONDITIONS

These limitations and conditions apply:
1.Increases are available only on every third policy anniversary, as measured from the Policy Date, and only when the amount of the increase is at least the Minimum Cost of Living Increase shown on the current Data Pages.
2.The amount of increase will be:
a.the lesser of the calculated increase (as determined below) or the Maximum Cost of Living Increase shown on the current Data Pages; less
b.the sum of any Total Face Amount increases made during the prior year at a standard or preferred risk class.
3.Increases are subject to Your acceptance.

THE CALCULATED INCREASE

The calculated cost of living increase is based on the all-item Consumer Price Index for All Urban Consumers (CPI) as published by the United States Department of Labor. The increase amount is determined by multiplying Your policy’s Current Cost of Living Base (shown on the current Data Pages) by an increase factor. The increase factor will be:
1.CPI six months prior to the cost of living increase date; divided by
2.CPI 42 months prior to the cost of living increase date; less 3. 1.00.

If the Supplemental Benefit Rider is a part of Your policy, the Total Face Amount increase will be prorated between the Base Policy Face Amount and the Supplemental Benefit Rider Face Amount.

If use of the index would result in a Total Face Amount decrease, no change in the Total Face Amount will be made.

We will substitute what We believe is an appropriate index for the Consumer Price Index for All Urban Consumers if:
1.the index is discontinued, delayed, or otherwise not available for this use; or
2.the composition or base of, or method of calculating the index changes so that We consider it not appropriate for calculating the future cost of living increases.

The substitute index is subject to approval by the New York State Insurance Department for policies delivered in New York.

CHARGES

There is no cost associated with this rider. However, when it is exercised, the Monthly Policy Charge and surrender charges will be increased to cover the costs and charges for any increase in Total Face Amount made under this rider. If You have a Waiver of Specified Premium Rider, Your Monthly Specified Premium and Monthly Waiver Cost will also increase as described in that rider. These increases will be based on the risk class or classes shown on the current Data Pages. Please refer to Your policy for more information on Monthly Policy Charges and surrender charges.

DISABILITY BENEFITS

If Your policy has a rider that provides any benefits due to disability, We will increase such benefits when a cost of living increase occurs. For more information, see the rider providing such benefits.

PLANNED PERIODIC PREMIUM

Your Planned Periodic Premium will be increased accordingly for any Total Face Amount increase made under this rider. Increases are subject to Your acceptance. We will notify You of this increase. You will be sent new Data Pages reflecting the increase.

LIMIT ON COST OF LIVING BASE

Your Cost of Living Base may not be greater than the Total Face Amount on Your policy that has a standard or preferred risk class.

TERMINATION

This rider terminates, with no further cost of living increases available, on the first of:
1.the Insured’s Attained Age 55;
2.any decrease in Your Total Face Amount (except as a result of a partial surrender or a change in Your death benefit option);
3.Your failure to accept a cost of living increase; or
4.the termination of Your policy.

REINSTATEMENT

If this rider terminates under 2, 3, or 4 above it will be reinstated:
1.whenever an underwritten increase is made in Your Total Face Amount, provided that increase is issued at a standard or preferred risk class;
2.if Your policy is reinstated at a standard or preferred risk class; or;
3.automatically on the Insured’s Attained Age 21, if terminated prior to that time.

/s/ Daniel J. Houston
Chairman, President and CEO

Principal Life Insurance Company
Des Moines, Iowa 50392-0001